Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                  May 16, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1050
                   Mergers & Acquisitions Portfolio, Series 1
                       File Nos. 333-188048 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments in your letter dated May 16, 2013 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1050, which filed a pre-effective amendment on April 26, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Mergers & Acquisitions Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. Since the name of the Trust is the "Mergers and Acquisitions Portfolio," please provide a policy to invest, under normal circumstances, at least 80% of the value of the Trust's assets in "mergers and acquisitions" securities, and provide the criteria used to determine whether an investment is a "mergers and acquisitions" security (e.g., companies currently engaged in a merger or acquisition). See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

      Response: We do not believe that this Trust's name falls under the Rule 35d-1's 80% naming policy because we believe that the phrase "mergers and acquisitions" suggests an investment objective or strategy instead of a type of investment. The staff of the Commission has noted that there are instances where a term or phrase in the name of a fund does not indicate a particular type of investment or industry but, instead, refers to the investment objective or strategy of the fund. In the staff of the Commission's guidance titled "Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (found at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm), Questions
8 and 9 discusses this possibility. Specifically, those questions note that terms such as "tax-sensitive," "income" and "growth and income" suggest the investment objective or strategy of a fund rather than the type of investment.

      With regard to the Trust, it has an investment strategy to invest in companies that the sponsor of the Trust believes are attractive acquisition targets and in companies that may benefit from an elevated mergers and acquisition environment. For the possible acquisition target companies, the sponsor analyses various factors that may indicate that a particular company is an attractive acquisition target, such as cheap enterprise valuation compared to enterprise cash flow, debt to cash flow, margin consistency and others listed under the "Security Selection" section. After reviewing the data, the sponsor then selects securities that it believes may be attractive acquisition targets. As such, the Trust does not focus on a type of investment, such as a small-cap security or security of a company in the utilities industry, but instead is driven by its investment strategy. Furthermore, a security that may appear to be an attractive acquisition target today based upon the factors listed may change in enough of the factors so that it may no longer be attractive at a later point. Additionally, approximately 30% of the Trust is allocated to private equity firms and investment banking firms that may benefit from increased mergers and acquisitions activity. Taken together with the acquisition target companies, the Trust employs an investment strategy to select securities of companies that can benefit from an elevated mergers and acquisition environment and these securities cannot be categorized as any particular type of investment.

      For the reasons stated above, we do not believe that this Trust's name falls under the Rule 35d-1's 80% naming policy.

Investment Summary -- Security Selection

      2. The third paragraph of this section states that no more than 35% of the portfolio will be invested in a single sector. Disclosure in the Principal Risks section states that the Trust will be concentrated in the financial sector. Please disclose in the Principal Investment Strategy section that the Trust will be concentrated in the financial sector, and that no more than 35% of the portfolio will be invested in a single sector.

      Response: The following disclosure has been added as the second paragraph under the "Principal Investment Strategy" section: "As a result of investing in investment banking and private equity firms, the trust will be concentrated in the financial sector. However, no more than 35% of the portfolio will be invested in a single sector." In addition, the fourth and fifth paragraphs under the "Security Selection" section have been combined and the following has also been added: "As a result of investing in such firms, the trust will be concentrated in the financial sector."

Additional Revisions

      The following revisions have also been made to the prospectus:

      1. Under the "Principal Investment Strategy" section, the number of securities has been increased from "approximately 45 securities" to "approximately 50 securities."

      2. The trust will invest in master limited partnerships as a result of investing in investment banking and private equity firms. The following has also been added to the combined fourth and fifth paragraphs under the "Security Selection" section: "To invest in such firms, the trust may invest in master limited partnerships ("MLPs")." Additionally, the appropriate risks will be added to the risk sections.

      3. The trust will change its structure from a grantor trust to a regulated investment company as a result of investing in master limited partnerships. Accordingly, various sections of the prospectus will be revised to reflect the change, e.g., addition of passive foreign investment companies risks, changes to the tax section and revisions in the disclosures about distributions portfolio changes.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren